November 3, 2005

Ms. Linda van Doorn Senior Assistant Chief Accountant U.S. Securities and Exchange Commission Mail Stop 4561 Washington, D.C. 20549

Re:	Owens Mortgage Investment Fund, a California Limited Partnership
Form 10-K for the fiscal year ended December 31, 2004
Filed March 24, 2005
Forms 10-Q for the quarterly period ended March 31, 2005 and June 30, 2005
File No. 0-17248

Dear Ms. van Doorn:

We are in receipt of your letter dated October 26, 2005 related to Owens Mortgage Investment Fund, a California Limited Partnership (the “Partnership”). The responses contained in this letter are numbered to correspond with the numbered comments of your letter.

1.	We considered the disclosures specified in paragraphs 23 and 24 of FIN 46R at the time of our analysis of the impact of FIN 46R on the Partnership’s investment in Dation, LLC (“Dation”). Pursuant to FIN 46R paragraphs 23a and 24b, the nature, purpose and activities of Dation were disclosed in Note 4(a) to the Partnership’s consolidated financial statements. Paragraph 23b and 23c of FIN 46R are not applicable items of disclosure to the Partnership. For clarity, Dation has no third party debt. All of Dation’s debt is owed to the Partnership. Pursuant to paragraph 24a and 24c of FIN 46R, the nature of the Partnership’s involvement with Dation, when the involvement began, and the Partnership’s maximum exposure to loss as a result of its involvement with Dation (the Partnership’s total investment in Dation as of December 31, 2004) has been disclosed in Note 4(a) to the Partnership’s consolidated financial statements.

We shall appreciate receiving your prompt response to this letter. Please call me at (925) 280-5393 or Melina Platt, Controller, at (925) 280-5395.

Sincerely,

\s\ Bryan H. Draper Bryan H. Draper, Chief Financial Officer Owens Financial Group, Inc., General Partner